
BCE
Emergis


03050763


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH, D.C. 155 SECTION


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

SUPPL

April 25, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis provides real-time dental claim reimbursement for Québec construction workers.
- Press release entitled BCE Emergis takes its cost management services beyond borders with Millennium International PPO.
- Press release entitled BCE Emergis to enable web-based accounts receivable processing for TransUnion.
- Press release entitled BCE Emergis eInvoicing solution to fuel automation of Navistar Financial Corporation's receivables.
- Press release entitled BCE Emergis meets targets and reports sustained profitability for the first quarter.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/kg
Encl.

dlw 5/29

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340



Friday, April 25th, 2003

News Room


SEC MAIL
RECEIVED
MAY 0 5 2003

News Releases 2003

BCE Emergis provides real-time dental claim reimbursement for Québec construction workers

Commission de la construction du Québec expands its relationship with BCE Emergis to process 180,000 more claims per year

Montréal (Québec) Canada - April 1, 2003 - Construction workers in Québec can now submit their dental claims electronically and pay only their deductible as a result of an agreement between BCE Emergis and the *Commission de la construction du Québec* (CCQ). BCE Emergis already processes nearly two million drug claims for the CCQ each year. By way of their new agreement, BCE Emergis is providing transportation, switching and payment services for the CCQ's 180,000 yearly dental claims. Dentists across the province can submit their CCQ patients' claims electronically through BCE Emergis' solution and receive confirmation of coverage in real-time. The province's 81,000 construction workers and their families no longer have to pay upfront fees to cover the entire cost of dental treatments. Dentists also benefit from aggregate payments from the CCQ, making it easier for them to manage while reducing the administrative costs associated with multiple payments.

"We're very pleased that the CCQ is using BCE Emergis for its dental claims," said Daniel Baron, president of BCE Emergis eHealth (Canada), "This agreement confirms BCE Emergis' strategic intent to leverage its strong foundation in the Canadian eHealth market to enhance its offering to new and existing customers."

BCE Emergis began providing transportation, switching and payment services for the CCQ's drug claims as a result of an agreement signed in 1999. The agreement has been extended to cover both drug and dental claims until 2004. The CCQ is also the first self-insured employer group in the province to extend the automation of its dental claims to include major dental treatments, over and above basic coverage.

"BCE Emergis allows us to reach all of Québec's 3,000-plus dentists electronically and, more importantly, provides a better level of service for construction workers," Mr Gilles Lemire, director of benefits for the CCQ. "We were very happy with the service we received on the drug claims side, which made BCE Emergis a natural choice for our dental claims business as well."

BCE Emergis makes it easy for dentists to use its solution, whether or not they have a computer. They can either submit their claims using their dental office software, or if they are participants in *Dentaide*, a subsidiary of the *Association des Chirurgiens Dentistes du Québec*, a call centre representative can capture their claims data onto a web interface for them, using an Internet based solution developed by BCE Emergis.

"Through innovative solutions and technology, BCE Emergis continues to

enhance processes in the health care industry across Canada." Added Baron, "Our experience and understanding of market practices has propelled us into a leadership position in transforming paper-based processes."

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 1, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

Lyne Beauregard
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com


BCE
Emergis

News Room

Friday, April 25th, 2003

News Releases 2003

Newsroom > News Releases > 2003

BCE Emergis takes its cost management services beyond borders with Millennium International PPO
20 million people to gain access to the Emergis™ Provider Network through Millennium

Montréal (Québec) Canada - April 2, 2003 - BCE Emergis (TSX: IFM) will offer its PPO services to non-U.S. citizens through an agreement recently signed with Millennium International PPO, a privately held international network that spans over 29 countries throughout Latin America, the Caribbean, Europe and Canada. Starting in April, the 20 million people who have access to Millennium International PPO's international network of providers, will have access to the Emergis Provider Network for medical treatment while visiting the United States. Millennium's clients will be able to offer more services to their plan members and benefit from discounts through the BCE Emergis network. Providers participating in the BCE Emergis network will in turn gain access to a larger pool of patients.

"We are delighted to be able to open up our PPO network and extend our services to Millennium's clients whose plan members travel to the United States, while at the same time delivering more value to our providers," said François Côté, president of BCE Emergis eHealth (U.S.). "This relationship is the first of its kind for BCE Emergis."

"We were looking for a premier, U.S.-based PPO network that would give our clients quality coverage and savings," said Francisco J. Ponce de Leon, president of Millennium International PPO. "The BCE Emergis provider network not only has the national coverage we need, but the provider relationships and discounts that our clients require."

As one of the largest directly contracted PPO networks in the U.S., the Emergis Provider Network offers payers national scope and penetration - with the local and regional concentration that group customers and plan members want. Spanning rural, suburban and urban markets, BCE Emergis' network spans 4,800 hospitals, 26,000 health care facilities and 500,000 physicians.

"This agreement unlocks a new opportunity for BCE Emergis in growing its market share in the United States," added Côté.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 2, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

Lyne Beauregard
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com

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BCE Emergis

News Room

Friday, April 25th, 2003

News Releases 2003

Newsroom > News Releases > 2003

BCE Emergis to enable web-based accounts receivable processing for TransUnion
TransUnion invoice volume estimated at over one million per year

Montréal (Québec) Canada - April 10, 2003 - BCE Emergis (TSE: IFM) will be enabling web-based accounts receivable processing for TransUnion, a global information solutions company, according to a multi-year agreement announced today. BCE Emergis will deploy and manage Emergis® e-Invoicing for Receivables to process TransUnion invoices - estimated at over one million per year. TransUnion will benefit from offering their North American customers online access to invoices, payments tools and account information through a single, branded interface, as well as a more expedient process for dispute resolution. With Emergis e-Invoicing, TransUnion customers will be able to review, dispute and settle invoices at the same place where they already receive many of the company's services - online. TransUnion will also employ the BCE Emergis customizable Fast Lane adoption program designed to drive enrolment and ongoing usage by trading partners.

"We're pleased that TransUnion has selected BCE Emergis to bring their invoices online to revolutionize their customer relationships," said Alan Neely, president of BCE Emergis ePayment Solutions, "BCE Emergis provides technology that works well with what our customers and their trading partners already have in place."

A leading business intelligence provider and commerce facilitator, TransUnion selected BCE Emergis because of the flexibility and scalability of its solution. Since their customers range from large financial, banking and insurance providers to smaller direct marketers, retailers and collection agencies, invoices can range in size from five to 10,000 pages and include several cost centres. Emergis e-Invoicing facilitates collaboration and dispute resolution on invoices with a complete audit trail, and can be seamlessly integrated with existing A/R, ERP and CRM systems with downloadable invoice and payment information, using a variety of formats for reconciliation purposes. It's affordable to deploy, and with pay-as-you-go pricing, does not require large-scale upfront investments in IT equipment of infrastructure.

"We are committed to investing in new technology that will enable us to deliver our services to customers online," said Mark Marinko, vice-president of finance for TransUnion. "We believe Emergis e-Invoicing will greatly benefit our customers and bring our commitment to online delivery of services full circle."

Based on the prevalence of electronic invoice presentment and payment in the credit report industry, TransUnion expects a rapid rate of adoption. And, with the Fast Lane adoption program, they will receive customized tools designed to increase enrolment through such tactics as a ready-to-post web site, self-

paced demo, web-based eLearning tool and other promotion, loyalty and measuring tools.

"When companies are looking for broad adoption, which is critical to achieve return on investment (ROI), BCE Emergis has the technology and innovative programs to deliver," added Neely.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 10, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

Lyne Beauregard
Media and Industry Relations

(905) 707-4062
lyne.beauregard@emergis.com



News Room

Friday, April 25th, 2003

News Releases 2003

BCE Emergis eInvoicing solution to fuel automation of Navistar Financial Corporation's receivables

Fortune 500 truck and engine company's one million annual invoices go online with Emergis® eInvoicing

Montréal (Québec) Canada and Warrenville, IL, United States - April 21, 2003 - BCE Emergis' (TSX: IFM) Emergis ® e-Invoicing will be fuelling the automation of operations for Navistar International Corporation's (NYSE: NAV) International Finance Group (International Finance) in the United States. Under the three-year agreement, Emergis e-Invoicing will make International Finance's one million annual invoices available online, for a serviced portfolio totalling approximately four billion dollars US, to replace the current manual paper-based treatment of their accounts receivable. With Emergis e-Invoicing for Receivables, International® dealers and retail customers will be able to pre-schedule payments online to better manage their trade credit and benefit from electronic routing of workflow documents. International Finance will also be using the BCE Emergis customizable Fast Lane adoption program to drive enrolment and ongoing usage of the application by trading partners.

"We are delighted that International Finance has selected BCE Emergis to work in conjunction with JPMorgan to automate the core of their accounts receivable operations," said Alan Neely, president of BCE Emergis ePayments Solutions. "Our channel partner relationship with JPMorgan continues to open doors to exciting opportunities like International Finance, which we are well positioned to pursue."

Built on a scalable, reliable Java/Unix platform, the BCE Emergis transaction-based solution is easy to deploy and does not require large-scale upfront investments in IT equipment or infrastructure. The collaborative tool allows trading partners to review, dispute, and approve invoices down to the line item level using a multi-step approval process and pay those invoices electronically. The BCE Emergis Fast Lane adoption program offers e-Invoicing customers customized tools designed to increase enrolment and usage through such tactics as a ready-to-post web site, self-paced demo, web-based eLearning tool and other promotion, loyalty and measuring tools.

A dependable financing source to businesses involved in transportation since 1949, International Finance is the financing arm of International Truck and Engine Corporation - a wholly owned subsidiary of Navistar- and a leading producer of mid-range diesel engines, trucks and parts and service sold under the International® brand. International products, parts and services are sold through a network of nearly 1,000 dealer outlets in the United States, Canada, Brazil, and Mexico and more than 60 dealers in 90 other countries throughout the world. The company currently processes all invoices, many payments and dispute resolutions manually.

"Being a financing company of our scale and scope, International Finance's operations required a strong technology partner whose solution would recognize and deal with the complexities of our business and our broad distribution network," said International Finance's chief information officer, Vaun Kampschroeder, "Emergis e-Invoicing provides us with a 360 degree view of customer payment processing that will significantly enhance our internal workflow and dispute resolution processes and allow us to better serve our customers."

As a result of joint sales initiatives with distribution partner JPMorgan and other major banks in the U.S., a growing number of Fortune 500 businesses are choosing BCE Emergis' eInvoicing solutions.

"This agreement with International Finance clearly demonstrates that the value of Emergis e-Invoicing spans across industries and goes beyond geographic borders," affirmed Neely, "Our ability to meet the requirements of an industry leader like Navistar speaks to the flexibility and comprehensiveness of our solution."

About International
Headquartered in Warrenville, Ill., Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles and a provider of parts and service sold under the International® brand. IC Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary. Additional information can be found on the company's web site at www.nav-international.com

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate

acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 21, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

Lyne Beauregard
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com

BCE Emergis meets targets and reports sustained profitability for the first quarter 2003

Revenue, EBITDA and EPS in line with targets:

- Revenue of $124.1 million
- EBITDA of $18.3 million
- Net income of $4.8 million; EPS of $0.05

Montréal, Québec (Canada) April 22, 2003 - BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its quarterly financial results for the three-month period ended March 31, 2003. Sustained profitability marked the quarter, as per targets previously announced, with core revenue rising year over year.

Total revenue for the first quarter came in at $124.1 million compared with $132.0 million for the first quarter 2002 and $130.9 million for the fourth quarter 2002. The decreases are due mainly to lower revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and other non-core and exited products, as well as the negative impact of foreign exchange translation of U.S.-sourced revenue.

Core revenue (excluding the revenue from the Bell legacy contract and other non-core and exited products) for the current period were $94.4 million compared with $89.6 million in the first quarter of 2002 and $96.9 million in the fourth quarter of 2002.

EBITDA[1] came in at $18.3 million compared with a loss of $20.5 million in the corresponding period in 2002 and $19.2 million in the fourth quarter (before an adjustment to restructuring and other charges). Net income for the first quarter 2003 was $4.8 million compared to a loss of $27.9 million in the first quarter 2002 and compared with $6.4 million in the fourth quarter 2002 (before an adjustment to restructuring and other charges). EPS was $0.05 compared with a loss per share of $0.28 in the first quarter 2002 and $0.06 in the fourth quarter 2002 (before an adjustment to restructuring and other charges). Reported net income and EPS in the fourth quarter of 2002 were $8.6 million and $0.08, respectively.

"BCE Emergis has begun the year on a positive note and should continue to benefit from the effects of restructuring initiatives and our 2003 business plan throughout the year," declared Pierre Blouin, BCE Emergis chief executive officer.

FINANCIAL HIGHLIGHTS

As announced in December 2002, the Company has reorganized into two reporting units: eHealth Solutions, North America and eFinance Solutions. The objective of this reorganization is to align the operating structure with its major product lines and North American target market segments in which the Company operates. Results will be consolidated accordingly: eHealth Solutions, North America will include the Company's American and Canadian eHealth businesses; eFinance Solutions will regroup what were previously defined as U.S. and Canadian business-unit activities (BCE Emergis-Canada and BCE Emergis-U.S.). Product lines within eFinance Solutions are eBusiness Solutions, ePayment Solutions and eLending Solutions.

Three-month periods ended March 31, 2003, December 31, 2002 and March 31, 2002 in millions of Canadian dollars:

	Q1 2003	Q4 2002	Q1 2002
Core eHealth Solutions	59.0	58.1	62.2
Core eFinance Solutions	35.4	38.8	27.4
Total core revenue	**94.4**	**96.9**	**89.6**
Non-core revenue	29.7	34.0	42.4
Total revenue	**124.1**	**130.9**	**132.0**

Following is an overview of results for the current quarter:

- Revenue totalled $124.1 million in the first quarter compared with $132.0 million in the first quarter of 2002 and $130.9 million in the fourth quarter of 2002.

- Recurring revenue stood at $112.4 million or 91 per cent of total revenue compared with $122.1 million or 92 per cent of total revenue in the first quarter of 2002.

- U.S.-sourced revenue was 46 per cent of total revenue in the current quarter compared with 41 per cent in the corresponding quarter of 2002.

- Related party revenue was $24.4 million, or 20 per cent of total revenue, compared with $38.9 million, or 29 per cent of total revenue, in the first quarter of 2002.

- Core revenue for the period was $94.4 million compared to $89.6 for the first quarter of 2002, representing an increase of 5 per cent. The increase in core revenue was mainly the result of increases in core eFinance revenue from all product lines and from the Canadian operations of eHealth Solutions, partly offset by lower eHealth Solutions (U.S.) revenue due mainly to the loss of a customer contract and the impact of a stronger Canadian dollar. On a sequential basis, core revenue declined slightly from $96.9 million due to a lower contribution from eFinance Solutions' point-of-sale product and to the impact of foreign exchange.

- Core recurring revenue was $83.7 million in the first quarter of 2003, compared with $81.3 million for the first quarter of 2002 and $84.2 million for the fourth quarter of 2002. The year-over-year growth was generated by the eFinance Solutions unit, partly offset by a lower contribution from eHealth Solutions. A lower contribution from eFinance Solutions was responsible for the slight sequential quarterly decrease.

- Total non-core revenue for the first quarter of 2003 was $29.7 million compared with $42.4 million in the first quarter of 2002, representing a decrease in overall revenue of $12.7 million year over year.

- Total quarterly operating expenses have decreased nearly $40 million or 33 per cent from the first quarter of 2002 as a result of the Company's success in aligning operating costs with its core recurring revenue base.

The Company continues to maintain a good financial position with $106.9 million cash on hand as at March 31, 2003 as well as combined cash flows generated from operations in the amount of $12.2 million, compared with $13.6 million in the fourth quarter of 2002 and to cash used for operations of $29.1 million in the first quarter of last year. In the last 12 months, the Company has generated $56.5 million in cash flow from operations.

OPERATING HIGHLIGHTS

"I am pleased with the gains in both business units this quarter as the Company continues to make progress in the areas of customer focus and sales," stated Christian Trudeau, president and chief operating officer.

The eFinance Solutions business unit

The eFinance Solutions business unit saw progress. On the ePayment Solutions side, there was a substantial increase in overall revenue, compared with the same period last year, due to higher revenue from the Visa Commerce project and to continued customer adoption of eInvoicing. By the end of March, the Company had also completed and delivered the Visa Commerce 2.0 solution. The new Java/Unix-based solution supports the secure and flexible messaging of electronic payment and remittance information in and out of Visa Commerce.

The Company's leading electronic invoice presentment and payment solution suite, Emergis® e-

Invoicing, will be extended to payors in the second quarter of 2003. The new solution, called Emergis® e-Invoicing for Payables, targets large businesses seeking to streamline account payable cycles, reduce costs, improve vendor relationships and enhance cash management practices.

In eLending Solutions, the Company announced two agreements relating to Emergis® Vendor Services Exchange in the first quarter, with a la mode and TALX, which enhance the utility of the solution. The two agreements bring the total number of eLending customers implemented to 64 vendors and 16 lenders. Revenue for this line of business should remain a significant part of non-recurring revenue in 2003, primarily because of professional fees related to implementation of mortgage service vendors and lenders onto the platform.

Higher revenue from our eSecurity solutions, sold through Bell Canada, contributed to a 20 per cent increase in core recurring revenue in the eBusiness Solutions line of business compared to the same period in 2002. The main source of this increase came from the continual addition of new services to the Secure Channel project with the federal government of Canada.

The eHealth Solutions business unit
This business unit saw slight gains in revenues as well as in transaction volumes in the first quarter compared with the fourth quarter 2002.

In Canada, a new five-year preferred supplier agreement with the Ontario Chiropractic Association has extended the Company's reach in the country's health-care market. The agreement will also facilitate provider adoption of electronic claims submission to the Workplace Safety and Insurance Board of Ontario (WSIB), the largest payor of work-related health claims in Canada. Continued adoption of services at the WSIB saw claims transactions revenues increase as transaction volumes rose, in part due to the addition of 1,200 new providers. The result was a 20 per cent sequential increase in core recurring revenue for this line of business.

In the United States, we saw revenue improve quarter-over-quarter, notwithstanding an unfavourable foreign exchange rate in the first quarter 2003.

Concluded Blouin: "We are pleased with our progress to date. By continuing to focus on execution, delivering strong customer service and stepping up sales efforts, we should be able to mitigate the effects of soft IT markets, as well as the exiting of products in 2002 and declining non-core revenue from the Bell legacy contract. Going forward, we will continue to review our product lines to ensure they continue to meet our strategic objectives and operating performance targets."

As previously announced, the Company is taking a longer-term perspective on the business and accordingly, is not providing further quarterly guidance in 2003.

APRIL 22, 2003 CONFERENCE CALL AND WEBCAST
The Company will hold a conference call and live webcast today, April 22, 2003, at 5:30 p.m., to discuss its financial results for the first quarter 2003. To participate, interested stakeholders can dial the following toll-free number, 1 800 273-9672; in Toronto, (416) 695-5806. The first quarter 2003 news release, as well as an additional information package, will be posted on www.emergis.com after 4:00 p.m. on Tuesday, April 22, 2003. The news release will also be available through CCNMatthews.

The instant replay of the webcast will begin at 7:30 p.m. on April 22, 2003 and be available during 48 hours. To listen, interested participants should dial the following toll-free number, 1 800 408-3053; in Toronto, (416) 695-5800. The access code is 1354508.

About BCE Emergis
BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information, visit the company's website at www.emergis.com.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; the response to industry's rapid pace of change; competition; operating results; the success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependance on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; industry and government regulation. For additional information with respect to certain of these and other factors, see the Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 22, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Relations avec les investisseurs
(514) 868-2232
john.gutpell@emergis.com